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                              September 15, 2022

       Craig Abrahams
       President and Chief Financial Officer
       Playtika Holding Corp.
       HaChoshlim St 8
       Herzliya Pituach , Israel

                                                        Re: Playtika Holding
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            Filed August 4,
2022
                                                            Form 8-K filed
August 4, 2022
                                                            File No. 001-39896

       Dear Mr. Abrahams:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Note 1. Organization and Summary of Significant Accounting Policies Description of business and organization, page 87

   1. Please disclose your basis for determining your operating segments and if applicable, their aggregation into one
reportable segment. Refer to ASC 280-10-50-21. In a separate footnote addressing
enterprise-wide segment information, disclose long-lived
                                                        assets in your country
of domicile and those located in all foreign countries in total in which you hold assets.
If assets in an individual foreign country are material, those assets shall be disclosed
separately. Refer to ASC 280-10-50-41(b).
 Craig Abrahams
FirstName LastNameCraig    Abrahams
Playtika Holding Corp.
Comapany 15,
September  NamePlaytika
               2022      Holding Corp.
September
Page 2     15, 2022 Page 2
FirstName LastName
Note 2. Business Combinations, page 96

2. Tell us how you considered providing supplemental pro forma information with respect to your acquisition of Reworks OY during 2021 pursuant to ASC 805-10-50-(2)(h) and (3).
Note 17. Income Taxes
Israeli taxation, page 116

3. Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.
Note 19. Net Income Attributable to Ordinary Stockholders, page 121

4. Please help us understand why the inclusion of the cited stock options and RSUs in the calculation of diluted net income per share would have been anti-dilutive for the periods presented.

Form 8-K filed August 4, 2022

Exhibit 99.1
Playtika Holding Corp. Reports Second Quarter 2022 Results, page 1

5. Your presentation of Adjusted EBITDA in the subheading (below the headline)
         excludes Net Income, which is its most comparable GAAP measure. As such, it is not consistent with the guidance prescribed in Q&A 102.10 of the C&DI on Non-GAAP
         Financial Measures. Please revise your presentation as appropriate.

Form 10-Q for the Quarter Ended June 30, 2022

Item 3. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted EBITDA to Net Income, page 28

6. Please provide a discussion of net income prior to your presentation of Adjusted EBITDA.
7. Please revise or advise us how you determined it would be appropriate to exclude normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure such as Adjusted EBITDA. Please refer to Q&A
100.01 of the
         C&DI on Non-GAAP Financial Measures. In particular, we note the following:
             Long-term cash compensation. In this regard, we note that since 2017, these cash benefits were paid, and will continue to be paid, yearly to employees pursuant to the 2017-2020 Plan and 2021-2024 Retention Plan per your disclosure on page 94.
             Acquisition and related expenses. Strategic planning appears to be part of regular management functions. It is unclear why expenses incurred by the Company in connection with the "evaluation of strategic alternatives" are characterized as
 Craig Abrahams
Playtika Holding Corp.
September 15, 2022
Page 3
              acquisition and related expenses.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.



FirstName LastNameCraig Abrahams                          Sincerely,
Comapany NamePlaytika Holding Corp.
                                                          Division of
Corporation Finance
September 15, 2022 Page 3                                 Office of Technology
FirstName LastName